Miluna Acquisition Corp

August 29, 2025

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Tracie Mariner Sasha Parikh Lauren Hamill Suzanne Hayes

Re:	Miluna Acquisition Corp
Draft Registration Statement on Form S-1
Submitted July 25, 2025
CIK No. 0002077033

Ladies and Gentlemen:

This letter is in response to the letter dated August 20, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Miluna Acquisition Corp (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form S-1 (the “Registration Statement”) is being submitted to accompany this letter.

Draft Registration Statement on Form S-1

Cover Page

1.	We note your intention to apply to have your units listed on the Nasdaq, and that you cannot guarantee that your securities will be approved for listing. Please clarify whether this offering is contingent upon receiving Nasdaq listing approval.

Response: We have revised the disclosure on the cover page and page 192 of the Registration Statement to clarify that the offering is contingent upon receiving Nasdaq listing approval.

2.	We note that after completion of this offering and prior to the consummation of a business combination, only holders of your Class B ordinary shares will have the right to vote on the appointment or removal of directors. Please revise here and elsewhere throughout wherever appropriate to disclose whether Nasdaq will consider you to be a “controlled company” within the meaning of Nasdaq corporate governance standards, or otherwise advise. If so, disclose whether you plan to rely on any exemptions from corporate governance listing requirements as a “controlled company.”

Response: We have revised the disclosure on the cover page of the Registration Statement to clarify that Nasdaq will not consider the Company a “controlled company” under its corporate governance standards, as the Company has reclassified the insider shares into ordinary shares and redesignated its authorized share capital to consist solely of ordinary and preferred shares.

3.	Please revise the cover page to clarify, as you have elsewhere, that subsequent to the purchase by MilunaC Technology Limited (“Sponsor”) of 1,725,000 insider shares on June 30, 2025, Sponsor transferred an aggregate of 80,000 insider shares among your Chief Executive Officer, Chief Financial Officer and your three independent directors on July 10, 2025 pursuant to executed share transfer agreements. Additionally, please make conforming revisions to footnote (3) of the beneficial ownership table appearing on page 150.

Response: We have revised the disclosure on the cover page and pages 54, 105, 118 and 151 of the Registration Statement to clarify, as we have elsewhere, that subsequent to the purchase by Sponsor of 1,725,000 insider shares on June 18, 2025, Sponsor transferred an aggregate of 80,000 insider shares among our Chief Executive Officer, Chief Financial Officer and our three independent directors on the same date pursuant to executed share transfer agreements.

4.	With reference to your disclosure on pages 4 and 110, please revise the cover page to disclose that your sponsor has engaged ARC Group Limited to provide financial advisory services in connection with this offering. Further in this regard, disclose:

●	The amount of any compensation received or to be received by the advisor, and whether such compensation may result in material dilution of the purchasers’ equity interests. Provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. Refer to Item 1602a(3) of Regulation S-K.

●	State whether there may be actual or potential material conflicts of interest between the advisor and purchasers in the offering. Provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. Refer to Item 1602(a)(5) of Regulation S-K.

Response: We respectfully advise the staff that ARC Group Limited has received $100,000 compensation in cash for its services and will receive a further $100,000 compensation in cash for its services upon the successful completion of the offering and will be reimbursed for certain of its expenses in an amount not to exceed $10,000, and such cash compensation will not result in material dilution of the purchasers’ equity interest. There is no actual or potential material conflict of interest between the advisor and the purchaser in the offering. Please see cover page and pages 4, 9, 109, and 113 of the Registration Statement for relevant disclosures.

5.	Please expand your disclosure indicating that you intend to focus on business combination opportunities where you believe the expertise of your management team and directors will provide a distinct competitive advantage to describe the industries or types of opportunities where you expect your team to have a competitive advantage.

Response: We have revised the disclosure on the cover page and pages 4, 81, 109, 110 and F-7 of the Registration Statement to clarify that there is no limit or preference for target industry or type.

Prospectus Summary

General, page 3

6.	Please revise here to state, as you do elsewhere, that LBKX has not yet identified a target for a potential business combination.

Response: We have revised the disclosure on pages 4, 7, 108, 112 and 125 of the Registration Statement to state that LBKX has not yet identified a target for a potential business combination.

Prospectus Summary

Competitive Advantage, page 4

7.	Please expand the last sentence of this section to also disclose, if true, that competition may also impact the attractiveness of the acquisition terms that you are able to negotiate with potential targets.

Response: We have revised the disclosure on pages 4 and 109 of the Registration Statement to state that competition may also impact the attractiveness of the acquisition terms that you are able to negotiate with potential targets.

Our Sponsor, Officers and Directors, page 5

8.	You state that your Chief Executive Officer, Mr. Shang Ju Lin, is the sole shareholder and director of your sponsor and has the sole voting and dispositive power of the shares held by the sponsor. Please also disclose the amount of Mr. Lin’s interest as required by Item 1603(a)(7) of Regulation S-K.

Response: We have revised the disclosure on pages 5 and 110 of the Registration Statement to disclose the amount of Mr. Lin’s interest as required by Item 1603(a)(7) of Regulation S-K.

Securities Ownership and Compensation, page 8

9.	Please revise here, in the similar section on page 114, and elsewhere throughout where appropriate as follows:

●	Disclose the financial advisory services provided or to be provided by ARC Group Limited, including any compensation or advisory fees for such services. Refer to Item 1602(b)(6) of Regulation S-K.

●	Describe the extent to which the private placement warrants underlying the private placement units, which you state on page 165 may be exercised on a cashless basis, may result in a material dilution of the purchasers’ equity interests. Refer to Items 1602(b)(6) and 1603(a)(6) of Regulation S-K.

Response: We have revised the disclosure on pages 9 and 113 of the Registration Statement to describe the financial advisory services provided by ARC Group Limited, the related compensation, and to clarify that the private placement warrants underlying the private placement units may be exercised on a cashless basis, which could result in material dilution of the purchasers’ equity interests

Conflicts of Interest, page 12

10.	Please revise here, in the similar section on page 119, and elsewhere as appropriate to disclose any actual or potential material conflicts of interest between the financial advisor and purchasers in the offering, including those that may arise in determining whether to pursue a de-SPAC transaction. Refer to Item 1602(b)(7) and Item 1603(b) of Regulation S-K.

Response: We have revised the disclosures on pages 13, 55 and 119 of the Registration Statement to disclose the financial advisory services provided by ARC Group Limited and to clarify that there is no actual or potential material conflict of interest between the advisor and the purchaser in the offering.

Effecting Our Initial Business Combination, page 16

11.	You state that if you anticipate that you may not be able to consummate an initial business combination within 18 months from the closing of this initial public offering, subject to extension up to 21 months by means of three one-month extensions, you will seek shareholder approval to extend the date by which you must consummate an initial business combination. Please revise here and throughout wherever appropriate to disclose any limitations on extensions, including the number of times you may extend. Refer to Item (b)(4) of Regulation S-K.

Response: We have revised the disclosures on pages 16, 32, and 123 of the Registration Statement to clarify that there are no limits on the number of extensions we may seek.

Risk Factors

Our warrant agreement will provide that, subject to applicable law…, page 49

12.	We note that the caption of this risk factor states that any action, proceeding or claim against you arising from the warrant agreement, including under the Securities Act, will be brought in the courts of the State of New York or the United States District Court for the Southern District of New York. This statement seemingly conflicts with the following sentence in the narrative risk factor disclosure: “[t]hese provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.” Please reconcile or otherwise advise. Additionally, revise this risk factor to state that your exclusive forum provision could increase a warrant holder’s costs to bring a claim.

Response: We have revised the risk factor on pages 49 and 50 of the Registration Statement.

“The nominal purchase price paid by our sponsor…”, page 64

13.	You have presented an “implied value” of $7.27 per share upon consummation of the initial business combination compared to an “initial implied value” of $9.32 per share. Please describe and quantify the methods and key assumptions used to calculate these amounts, and explain how they relate to corresponding amounts in the dilution presentation on page 98, as applicable.

Response: We respectively advise the Staff that the methods and key assumptions to calculate the implied value and the initial implied value are as follows:

●	$9.32 = (Public Offering Proceeds $60,000,000 – Deferred Underwriting Fee 6.8% * $60,000,000) / Public Offering Unites 6,000,000

●	$7.27= (Public Offering Proceeds $60,000,000 - Deferred Underwriting Fee 6.8% * $60,000,000) / (Public Offering Unites 6,000,000 + Insider Shares 1,500,000 + Private Units 194,100)

Compared to the pro forma NTBV per share in the dilution table, which is $7.36 (assume 0% redemption and without over-allotment), the denominator for calculating of the implied value is the same. The difference in the numerators is that the implied value calculation only considers 6.8% deferred underwriting fee, while in the NTBV calculation, we also consider the net tangible deficit as of the reporting date, working capital immediately after IPO and over-allotment liability.

If we are deemed to be an investment company under the Investment Company Act…, page 67

14.	Please revise the last sentence of this risk factor describing the consequences of liquidation to investors to also address the impact upon your warrants, which would expire worthless.

Response: We have revised the last sentence in this risk factor on page 68 to also address the impact upon our warrants.

Proposed Business

Securities Ownership and Compensation, page 114

15.	We note that both the table appearing at the bottom of page 115 and at the top of page 116 have been marked with “(1)” and “(2),” but no related explanatory footnotes appear below the tables. Please revise to include any disclosure necessary for an investor to understand the tables, or otherwise advise. As appropriate, disclose the circumstances under which the sponsor, directly or indirectly, has transferred or could transfer ownership of your securities, or that have resulted or could result in the surrender or cancellation of such securities. Refer to Item 1603(a)(6) of Regulation S-K.

Response: We have removed “(1)” and “(2)” in the tables at the bottom of page 114 and at the top of page 115 of the Registration Statement. We have also revised our disclosures on page 116 of the of the Registration Statement in response to the Staff’s comment.

* * * * * * * * * * * * * * * *

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Sally Yin, Esq., of Hunter Taubman Fischer & Li LLC, at (929) 226-4130.

Very truly yours,

/s/ Shang Ju Lin
Name:	Shang Ju Lin
Title:	Chief Executive Officer

cc:	Ying Li, Esq. Sally Yin, Esq.
Hunter Taubman Fischer & Li LLC